SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11 - K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-13740

BORDERS GROUP, INC. SAVINGS PLAN
FOR EMPLOYEES WORKING IN PUERTO RICO

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

(734) 477-1100
(Registrant's telephone number, including area code)

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Index to Financial Statements and Supplemental Schedule

Page(s)

Financial Statements:

Statements of Net Assets Available for Benefits	1

Statement of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3-6

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	7

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	8

i

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Statement of Net Assets Available for Benefits

	December 31,
	2001	2000

Cash	$(541)	$—

Investments at fair value (participant-directed)	3,422	—

Net assets available for benefits	$2,881	$—

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2001

Additions to net assets attributed to
Investment income (loss)
Net realized and unrealized appreciation in fair value of investments	$47
Dividends and interest	10

Total investment income (loss)	57

Contributions
Participants	2,025
Company	799

Total Contributions	2,824

Total additions	2,881

Deductions from net assets attributed to
Participant withdrawals	—
Administrative expenses	—
Other	—

Total deductions	—

Increase in net assets	2,881

Net Assets
Beginning of year	—

End of year	$2,881

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

1.  PLAN DESCRIPTION

The following description of the Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended effective January 1, 2000, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”), working in Puerto Rico, who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Banco Popular de Puerto Rico is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

Contributions
Participants can contribute to the Plan on a pre- and/or after-tax basis, from 1% up to a combined 10% of their eligible compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee’s base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company’s Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions. Company discretionary contributions are invested in the Company’s common stock. There was no Company discretionary contribution to the Plan for the year ended December 31, 2001.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are fully vested at all times in their account balances. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. Loan balances of terminated employees that are not repaid within 60 days of termination are treated as distributions. There were no loans outstanding as of December 31, 2001.

Payment of Benefits
Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations.

Administration
Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition
The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

3.  INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,
	2001	2000

Merrill Lynch Institutional Fund, 547 and 0 shares, respectively	$547	$—

State Street Research Government Income Fund, 91 and 0 shares, respectively	1,144	—

Davis New York Venture Fund, Inc., 40 and 0 shares, respectively	1,007	—

Borders Group, Inc. Common Stock, 22 and 0 shares, respectively	446	—

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$36
Common stocks	11

$47

4.  PLAN TERMINATION

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

5.  TAX STATUS OF PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 12, 2000, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

There are no adjustments necessary to reconcile the statement of net assets available for benefits per the financial statements to the Form 5500.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Schedule of Assets (Held at End of Year)

EIN # 38-3294588	Schedule H, Line4i
Plan # 001
December 31, 2001

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

*	Merrill Lynch Institutional Fund	547.020	Shares	**	$547
	Franklin Small Cap Growth Fund II Class A	13.294	Shares	**	131
	AIM International Equity Fund	3.727	Shares	**	55
	State Street Research Government Income Fund	90.761	Shares	**	1,144
	MFS Massachusetts Investors Growth Stock Fund	7.139	Shares	**	92
	Davis New York Venture Fund, Inc.	39.589	Shares	**	1,007
*	Borders Group, Inc. Common Stock	22.467	Shares	**	446

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 26, 2003	Borders Group, Inc. Savings Plan
for Employees Working in Puerto Rico
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)